July 17, 2006

Mail Stop 4561

Earl T. Shannon
President
Salty`s Warehouse, Inc.
140 Royal Palm Way, Suite 300
Fort Lauderdale, FL 33316

	Re:	Salty`s Warehouse, Inc.
		Registration Statement on Form SB-2
		Amendment No. 2 filed June 19, 2006
		Registration No. 333-130707

Dear Mr. Shannon:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer to your response to previous comment 1. As stated in comment 3 of our letter dated January 20, 2006, because you are registering all but the approximately 63% of common shares held by your executive officers, your offering appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C.  Because you do not
qualify to conduct a primary offering "at the market," you were asked
to revise the disclosure to provide that all shares would be offered
at fixed prices throughout the offering by both affiliates and non-
affiliates of the company.  The language in the first paragraph under
the "Plan of Distribution" section indicating that non-affiliated selling stockholders may sell their shares at then-prevailing prices or privately negotiated transactions in the event your shares become
quoted on the over-the-counter bulletin board is inconsistent with your disclosure indicating that all shares may be sold at the fixed price of $. 05.  Please revise as previously requested in comment
1
of our February 15, 2006 letter.

Legal Opinion
2. Please provide us with a revised opinion that opines upon Florida
Law since the corporation is organized in Florida. The opinion is based on the laws of the State of California.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kelly McCusker at 202-551-3433 or Cicely
Lucky,
Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3402 or me at 202-
551-
3495 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc (via facsimile):	Ruba Qashu, Esq.

Earl T. Shannon
Salty's Warehouse, Inc.
July 17, 2006
Page 1